May 1, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Eidos Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted March 23, 2018
CIK No. 0001731831

Ladies and Gentlemen:

This letter is being submitted on behalf of Eidos Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated April 19, 2018 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) that was submitted on March 23, 2018. The Company is concurrently filing a Draft Registration Statement (the “Amended Draft Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the Registration Statement as marked. Copies of this letter and its attachments will also be provided to Sasha Parikh, Kevin Vaughn and Dorrie Yale of the Commission.

Prospectus Summary

Mechanism of disease and therapeutic approach, page 1

1.	We note your references to AG10 as being “safe,” and having a “favorable safety profile.” Please revise your disclosure here and throughout your prospectus (e.g., on pages 89 and 93), to remove your characterization of AG10 as safe, as a determination of whether a product candidate is safe is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. We will not object to statements that AG10 was well tolerated or information about the number of treatment related serious adverse events, but you should not state or imply that your product candidate is safe.

RESPONSE: The Company acknowledges the Staff’s comment and has removed references to AG10 as being “safe” and having a “favorable safety profile” throughout the Amended Draft Registration Statement.

United States Securities and Exchange Commission

May 1, 2018

2.	Please clarify the meaning of any scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by tetramer, monomer, rescue mutation, homotetramer and dimer.

RESPONSE: The Company acknowledges the Staff’s comment and has included explanations for the terms “tetramer,” “monomer” and “rescue mutation” in the first instances where they appear on pages 1, 2 and 78 and removed references to “homotetramer” and “dimer.”

3.	We note your disclosure that “the binding of AG10 to TTR creates strong molecular bonds at the same locations as seen in the rescue mutation,” “AG10 can completely stabilize plasma TTR at a well-tolerated dose,” “AG10 is expected to be efficacious across all three major forms of ATTR,” and your references to AG10 as a “potent” stabilizer which has demonstrated “100% TTR stabilization,” as well as similar statements throughout your prospectus. As your product candidate has not received approval from the U.S. Food and Drug Administration (FDA), it is premature and inappropriate to state conclusions regarding the efficacy of AG10 for your target indications. Please revise your disclosures throughout your prospectus to remove all statements that present your conclusions regarding the efficacy of your product candidate. You may present a balanced summary of the data from the clinical trials in the Business section but not your conclusion that the data demonstrates efficacy. Please limit your summary discussion of your results to whether the candidate met primary end points, the description of primary endpoints, and disclosure of any serious adverse effects.

Additionally, please balance your disclosure to explain that your clinical development of AG10 to date has involved a limited number of subjects and that similar results may not be observed in larger, later stage trials, and that your comparative research with tafamidis was based on a synthesized version of the compound and may not be indicative of the relative efficacy as compared to the commercially-available version.

RESPONSE: The Company acknowledges the Staff’s comment and has removed conclusive statements about the efficacy of AG10. The Company further advises the Staff as follows:

•	The statement, “the binding of AG10 to TTR creates strong molecular bonds at the same locations as seen in the rescue mutation” is a factual description of the structural biology of AG10 that has been observed through X-ray crystallography, as further described and illustrated in the crystal structures shown on pages 89 and 90. We have modified the sentence on page 2 to clarify that the above-described observation is from X-ray crystallography.

•	The statement, “AG10 can completely stabilize plasma TTR at a well-tolerated dose” is based on observations from our Phase 1 clinical trial, as described on page 94, and preclinical data outlined on pages 91-93. We have modified the statements on page 2 and throughout the document to clarify that this result was seen in our Phase 1 clinical trial at peak concentrations, consistent with predictions based on our preclinical studies. We have also clarified on page 2 that “Ex vivo stabilization assays in our Phase 1 clinical trial demonstrated 100% TTR stabilization at peak concentrations and daily average stabilization of approximately 95%,” based on the clinical data further described on page 44.

•	The Company has revised the statement, “AG10 is expected to be efficacious across all three major forms of ATTR,” to read as follows: “We believe AG10 has the potential to be effective across all three major forms of ATTR…” The Company advises the Staff that this revised statement is based on the Company’s preclinical observations across all TTR variants tested, as further detailed on page 103.

United States Securities and Exchange Commission

May 1, 2018

The Company has added statements on pages 4 and 95 describing the risks associated with the limited sample size in its clinical development of AG10 to date. Additionally, the Company has expanded the disclosure on page 88 of the comparative research with tafamidis to discuss the use of the commercially available form compared to synthesized tafamidis and explain that the results observed with the synthesized form may not be indicative of results that would be obtained with the commercially available form.

Implications of Being an Emerging Growth Company, page 4

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that concurrently with this letter, it is supplementally providing to the Staff a copy of the Company’s presentation to potential investors in testing-the-waters meetings conducted in reliance on Section 5(d) of the Securities Act. In the event that the Company presents additional written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of all such written communications. The Company further advises the Staff that investors will not retain copies of any such materials.

Risks Associated with our Business, page 4

5.	Please expand your disclosure in the penultimate bullet to highlight conflicts of interest that may arise from all of your officers and certain directors holding positions and having affiliations with BridgeBio Pharma LLC, clarify that BridgeBio will continue to be a controlling stockholder after the transaction and include the percentage of outstanding shares of common stock it will hold. Please make corresponding revisions to the risk factor on page 42.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 51 of the Amended Draft Registration Statement accordingly.

Risk Factors Our future success depends on our ability to retain key employees, page 41

6.	Please revise your risk factor to specify the percentage of time you expect Dr. Kumar and Ms. Siu to devote to your business, and make corresponding revisions to the seventh bullet in your summary risks section on page 4. To the extent that Dr. Fox and Dr. Sinha are expected to devote less than 100% of their time to you, please also provide similar disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 of the Amended Draft Registration Statement accordingly.

Use of Proceeds, page 58

7.	Please revise your disclosure to disclose the amount of proceeds to be allocated among each of the specified uses and indicate how far the proceeds of the offering will allow you to proceed with the

United States Securities and Exchange Commission

May 1, 2018

development of AG10. Please also identify the amount of other funds needed to reach regulatory approval and commercialization of your product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Amended Draft Registration Statement to disclose the amount of proceeds to be allocated among the specified uses and to indicate that the proceeds from the offering, combined with current cash, will be sufficient to fund the Company through the completion of its ongoing and planned Phase 2 clinical trials of AG10. The Company further advises the Staff that the disclosure has been revised to clarify that, at this time, the Company is not able to predict with certainty the amount or source of additional capital that will be required to complete the development and commercialization of AG10.

Critical accounting policies and estimates Stock-based compensation , page 71

8.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplementally provide an analysis explaining the differences in valuations once it has a preliminary estimated offering price range.

Business AG10—our differentiated solution for the treatment of ATTR, page 84

9.	Please revise your disclosure to briefly explain the abbreviated terms “Cmin” and “Cmax” in the graphic on page 88, and “DMSO” in the graphics on pages 94, 95 and 97.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 92 of the Amended Draft Registration Statement to explain the abbreviation “DMSO” and has removed references to the abbreviations “Cmin” and “Cmax” from the Amended Draft Registration Statement.

10.	Please revise your descriptions of your Phase 1 and planned Phase 2 trials to describe the primary and secondary endpoints in terms of their objective data points, and the results observed in the Phase 1 trial.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 95, 99 and 100 of the Amended Draft Registration Statement to describe the primary and secondary endpoints of the Phase 1 and planned Phase 2 clinical trials in terms of their objective data points, and the results observed in the Phase 1 clinical trial. The discussion of the Phase 1 clinical trial results starting on page 94 has been expanded to show the adverse events in each dose level, pharmacokinetics and levels of TTR stabilization measured by two different assays. The discussion of the Phase 2 ATTR-CM trial starting on page 99 has been expanded to discuss the trial design, including patient numbers, dose cohorts, duration, and primary and secondary endpoints.

11.	Please expand the narrative disclosure to the graphic on page 89 to explain the significance of the hazard ratio, and revise the graphic to clearly identify the number of test subjects and applicable follow up periods.

United States Securities and Exchange Commission

May 1, 2018

RESPONSE: The Company acknowledges the Staff’s comment and has removed the discussion of the hazard ratio and graphic previously appearing on page 89 of the Draft Registration Statement.

Ongoing Phase 2 clinical trial of AG10, page 93

12.	Please expand your disclosure to include the number of subjects enrolled or planned to be enrolled, and the dosage to be used.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Amended Draft Registration Statement to include the number of subjects enrolled or planned to be enrolled, and the dosage used or to be used.

Preclinical data for AG10 in ATTR, page 93

13.	Please expand your disclosure to indicate the dates on which you conducted the preclinical studies for AG10 and tell us whether the results shown represent results that were achieved consistently in the preclinical studies. Please also explain whether the preclinical studies were powered for statistical significance.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 of the Amended Draft Registration Statement to indicate the dates on which the Company conducted the preclinical studies for AG10 and on page 104 to clarify that the results shown represent results that were achieved consistently in the preclinical studies. The Company also respectfully informs the Staff that the preclinical studies were also powered for statistical significance, as indicated on page 104 of the Amended Draft Registration Statement.

Intellectual property, page 99

14.	Please expand your disclosure regarding your patent portfolio for AG10 to also disclose the foreign jurisdictions for which you have pending or issued patents.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amended Draft Registration Statement to expand the disclosure regarding the Company’s patent portfolio for AG10 and to disclose the foreign jurisdictions for which the Company has pending or issued patents.

Our material agreements License agreement with the Board of Trustees of the Leland Stanford Junior University, page 101

15.	Please expand your discussion to quantify the value of the shares of common stock issued to Stanford University at the time of the issuance, discuss the anti-dilution and participation rights provisions, and disclose the term of the agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 109 of the Amended Draft Registration Statement to include the value of the shares of common stock issued to Stanford at the time of issuance. The Company respectfully advises the Staff that the anti-dilution and participation rights provisions of the Stanford License Agreement have each terminated pursuant to their terms and therefore will not be applicable at the time of the offering, thus no additional disclosure has been made with respect to these provisions.

United States Securities and Exchange Commission

May 1, 2018

Management Executive officers and directors, page 116

16.	Please expand the biographical information for Christine Siu to include the positions she currently holds, or is expected to hold, at BridgeBio Pharma LLC or its subsidiaries, as referenced on page 42.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 124 and 125 of the Amended Draft Registration Statement to expand the biographical information for Christine Siu, Uma Sinha, Jonathan Fox and Neil Kumar to include the positions they currently hold, or are expected to hold, at BridgeBio Pharma LLC or its subsidiaries.

Principal stockholders, page 137

17.	Please update the table to reflect information as of the most recent practicable date. See Item 403(a) and (b) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Amended Draft Registration Statement accordingly.

General

18.	Please provide us proofs of all graphics, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company acknowledges the Staff’s comment and advises that no additional graphics, visual or photographic information will be provided in the printed prospectus other than those currently contained in the Amended Draft Registration Statement.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong